SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.




                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS





                Filed under section 33 (a) of the
     Public Utility Holding Company Act of 1935, as amended.


          TRANSCONTINENTAL CAPITAL CORP. (BERMUDA) LTD.

                (Name of foreign utility company)



                      SEABOARD CORPORATION

(Name of filing company, if filed on behalf of a foreign utility company)


The Commission is requested to mail copies of all communications relating to this notification to:

                      David M. Becker, Esq.
                         General Counsel
                      Seaboard Corporation
                      9000 West 67th Street
                 Shawnee Mission, Kansas  66202

                          April 6, 2001

     Seaboard Corporation, a Delaware corporation ("Seaboard"), on behalf of Transcontinental Capital Corp. (Bermuda) Ltd., a Bermuda corporation ("TCCB"), hereby files with the Securities and Exchange Commission (the "Commission") this Form U-57 notice, claiming exemption for TCCB as a "foreign utility company" under Section 33 of the Public Utility Holding Company Act ("PUHCA"). TCCB is a wholly-owned subsidiary of Seaboard Overseas Limited, a Bahamas corporation, which is a wholly-owned subsidiary of Seaboard.

Item  1:   The  Name  and Address of the Entity Claiming  Foreign
Utility  Company Status, its Business Address and Description  of
Utility Facilities:

     The name of the entity claiming foreign utility company status under Section 33(a) of PUHCA is:
     Transcontinental Capital Corp. (Bermuda) Ltd. The business address is Calle Fantina Falco, #24, Edificio
     L.  Baez,  4TO,  Piso,  Ensanche Naeo,  Santo  Domingo,
     Dominican Republic.

     TCCB currently owns and operates floating power generating facilities capable of producing 40 megawatts of power, located in the Port of Rio Haino in Santa Domingo, Dominican Republic. TCCB recently contracted for the construction and acquisition of a second floating power generating facility capable of producing
     71.2 megawatts of power, located in the Port of Santo Domingo (Ozama River), in Santo Domingo, Dominican Republic. This facility was completed on or about August 2000 (construction in Singapore) and installed (at its current sight) in September 2000. Power generated at all such facilities is distributed and sold entirely outside the United States.

To the extent known, each person that holds five percent or more of the voting securities of the foreign utility company:

     Seaboard Overseas Limited, a Bahamas corporation ("SOL"), owns 100 percent of any class of voting securities in TCCB. Seaboard owns 100 percent of any class of voting securities of SOL. TCCB has three wholly-owned subsidiaries: Seaboard Zambia, Ltd., a Bermuda corporation ("SZL"), National Milling Company Limited, a Zambia corporation ("NMC"), and Transcontinental Capital Corp. (Cayman) Ltd., a Cayman Island corporation ("TCCC"), (SZL, NMC and TCCC, collectively, hereinafter referred to as "TCCB Subsidiaries").

Item 2: The Name of any Domestic Associate Public Utility company, its holding company and the purchase price paid by such domestic public utility company for its interest in the foreign utility company.

     Neither TCCB nor any of the TCCB Subsidiaries are associate companies, as defined in Section 2(a) of PUHCA, of any domestic public utility company.


                            EXHIBIT A

The  requirement for State Commission certification set forth  in
Section  33(a)(2)  of  the  PUHCA  is  not  applicable  to   this
notification because neither TCCB nor any of the TCCB Subsidiaries are associate companies or affiliate companies of any domestic public utility company.


                            SIGNATURE

The  undersigned  company has duly caused this  statement  to  be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   SEABOARD CORPORATION



                                   By:  /s/Robert L. Steer
                                        Robert L. Steer
                                        Senior  Vice  President,
                                        Chief Financial Officer and Treasurer